Exhibit 99.1

Q2 2020 AFFECTED BY COVID-19, BUT IN LINE WITH EXPECTATIONS,
FULL YEAR GUIDANCE NARROWED WITHIN THE PREVIOUS RANGE

•Total shipments of 1,389 units, halved versus prior year, as a result of both production and delivery suspensions
•Net revenues of Euro 571 million, decreased by 42.0%
•Adj. EBITDA(1) of Euro 124 million, with an Adj. EBITDA margin of 21.9%
•Adj. EBIT(1) of Euro 23 million, with an Adj. EBIT margin of 4.0%
•Negative industrial free cash flow(1) of Euro 158 million, due to ongoing investments, inventory build up and actions to support the distribution network

For the three months ended				(In Euro million,	For the six months ended
June 30,				unless otherwise stated)	June 30,
2020	2019	Change			2020	2019	Change
1,389	2,671	(1,282)	(48%)	Shipments (in units)	4,127	5,281	(1,154)	(22%)
571	984	(413)	(42%)	Net revenues	1,503	1,924	(421)	(22%)
124	314	(190)	(60%)	EBITDA(1)	441	625	(184)	(29%)
124	314	(190)	(60%)	Adj. EBITDA(1)	441	625	(184)	(29%)
21.9%	32.0%	(1,010 bps)		Adj. EBITDA margin(1)	29.4%	32.5%	(310 bps)
23	239	(216)	(90%)	EBIT	243	471	(228)	(48%)
23	239	(216)	(90%)	Adj. EBIT(1)	243	471	(228)	(48%)
4.0%	24.3%	(2,030 bps)		Adj. EBIT margin(1)	16.2%	24.5%	(830 bps)
9	184	(175)	(95%)	Net profit	175	364	(189)	(52%)
9	184	(175)	(95%)	Adj. net profit(1)	175	364	(189)	(52%)
0.05	0.97	(0.92)	(95%)	Basic earnings per share (in Euro)	0.95	1.92	(0.97)	(51%)
0.04	0.96	(0.92)	(96%)	Diluted earnings per share (in Euro)	0.94	1.91	(0.97)	(51%)
0.05	0.97	(0.92)	(95%)	Adj. basic earnings per share (in Euro)(1)	0.95	1.92	(0.97)	(51%)
0.04	0.96	(0.92)	(96%)	Adj. diluted earnings per share (in Euro)(1)	0.94	1.91	(0.97)	(51%)

Narrowed 2020 Guidance versus previous May 2020 Guidance:

•Net revenues: > Euro 3.4 billion (from Euro 3.4-3.6 billion)
•Adj. EBITDA: Euro 1.075-1.125 billion (from Euro 1.05-1.20 billion)
•Adj. EBIT: Euro 0.65-0.70 billion (from Euro 0.6-0.8 billion)
•Adj. diluted EPS: Euro 2.6-2.8(2) per share (from Euro 2.4-3.1(3) per share)
•Industrial free cash flow: Euro 0.10-0.15 billion (from Euro 0.1-0.2 billion)

1.Refer to specific note on non-GAAP financial measures
2.Calculated using the weighted average diluted number of common shares as of June 30, 2020 (185,460 thousand)
3.Calculated using the weighted average diluted number of common shares as of March 31, 2020 (185,574 thousand)

Maranello (Italy), August 3, 2020 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the second quarter and six months ended June 30, 2020. The Company also narrows its guidance for the full year 2020. This guidance reflects an updated assessment of the projected impact of the Covid-19 pandemic on the Company’s supply chain and the resulting delay in the full production ramp up of the SF90 Stradale.

Shipments(5)(6)

For the three months ended				Shipments	For the six months ended
June 30,				(units)	June 30,
2020	2019	Change			2020	2019	Change
706	1,195	(489)	(41%)	EMEA	2,222	2,404	(182)	(8%)
381	803	(422)	(53%)	Americas	1,131	1,523	(392)	(26%)
25	289	(264)	(91%)	Mainland China, Hong Kong and Taiwan	62	617	(555)	(90%)
277	384	(107)	(28%)	Rest of APAC	712	737	(25)	(3%)
1,389	2,671	(1,282)	(48%)	Total Shipments	4,127	5,281	(1,154)	(22%)

Shipments totaled  1,389 units in the second quarter of 2020, down 1,282 units or 48.0% versus prior year, impacted by the disruptions of the Covid-19 pandemic, including production suspension and dealers’ closure during the initial part of the quarter. Sales of 8 cylinder models (V8) were down 49.4% while the 12 cylinder models (V12) decreased by 42.9%. The first few deliveries of the F8 Spider and the 812 GTS commenced in the quarter, while the 488 Pista family approaches the end of its lifecycle.
EMEA(6) down 40.9%, Americas(6) declined by 52.6%, Mainland China, Hong Kong and Taiwan posted much lower shipments mostly as a consequence of the deliberate anticipation of deliveries in 2019, in addition to the effects of the Covid-19 pandemic, while Rest of APAC(6) decreased by 27.9%.

4.These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
5.Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars
6.EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change at					Change at
2020	2019	constant			2020	2019	constant
		currency					currency
450	766	(41%)	(42%)	Cars and spare parts(7)	1,238	1,501	(18%)	(19%)
20	53	(61%)	(61%)	Engines(8)	53	111	(52%)	(52%)
83	131	(37%)	(37%)	Sponsorship, commercial and brand(9)	172	259	(34%)	(34%)
18	34	(48%)	(49%)	Other(10)	40	53	(25%)	(27%)
571	984	(42%)	(43%)	Total Net Revenues	1,503	1,924	(22%)	(23%)

Net revenues for the second quarter of 2020 were Euro 571 million, down 42.6% at constant currency(1). The decrease of revenues in Cars and spare parts(7) to Euro 450 million (down 41.3% or 42.0% at constant currency(1)) was driven by the Covid-19 production suspension that led to lower deliveries as well as a lower contribution from personalizations, partially offset by deliveries of the Ferrari Monza SP1 and SP2. Engines(8) revenues (Euro 20 million, down 60.6% also at constant currency(1)) continued to decline, reflecting lower shipments to Maserati. Sponsorship, commercial and brand(9) revenues (Euro 83 million, down 37.0% or 37.3% at constant currency(1)) were also significantly impacted by the Covid-19 pandemic, including the temporary suspension of the Formula 1 season resulting in a reduced number of Formula 1 races and corresponding lower revenue accrual in the second quarter, as well as reduced in-store traffic and museum visitors. Other(10) revenues (Euro 18 million, down 47.8% or 48.7% at constant currency(1)) were mostly impacted by the cancellation of the Moto GP at the Mugello racetrack and reduced other sports-related activities. Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 8 million (mainly USD).

7.Includes net revenues generated from shipments of our cars, including any personalization net revenues generated on cars, as well as sales of spare parts
8.Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
9.Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
10.Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change at					Change at
2020	2019	constant			2020	2019	constant
		currency					currency
124	314	(60%)	(62%)	Adjusted EBITDA(1)	441	625	(29%)	(33%)
23	239	(90%)	(91%)	Adjusted EBIT(1)	243	471	(48%)	(52%)

Q2 2020 Adjusted EBIT(1) was Euro 23 million, a decrease of 90.3% or 91.5% at constant currency(1), mostly due to the Covid-19 impact on Volumes (negative for Euro 152 million). Mix / price variance (down Euro 7 million) performance was negative due primarily to the lower contribution from personalization programs in line with the decrease of shipments, partially offset by deliveries of the Ferrari Monza SP1 and SP2. Industrial costs / research and development costs increased (Euro 15 million) mainly due to higher depreciation and amortization of fixed assets. The variance also included the full cost of employees’ paid days of absence during the Covid-19 production suspension and the ongoing commitment in Formula 1 racing activities, partially offset by the effects of technology incentives recognized in the quarter. SG&A decreased (Euro 9 million) mainly driven by fewer marketing initiatives. Other (down Euro 58 million) decreased due to the Covid-19 impact on the Formula 1 racing calendar, lower traffic for brand-related activities, cancellation of the Moto GP at the Mugello racetrack as well as lower engine sales to Maserati.

Financial charges in the quarter increased to Euro 11 million, up Euro 2 million versus the prior year, mostly reflecting higher interest expenses incurred as a result of the decision to early refinance part of the upcoming debt maturities and to secure longer tenors.

The tax rate in the quarter was 20%, mainly attributable to the effects of Patent Box, deductions for eligible research and development costs and the hyper and super-depreciation of fixed assets in accordance with tax regulations in Italy.

As a result of the items described above, the Net Profit for the period was Euro 9 million, compared to Euro 184 million in Q2 2019 and the Adjusted diluted earnings(1)

per share for the quarter reached Euro 4 cents, compared to Euro 96 cents in the corresponding prior year period.

Industrial free cash flow(1) for the quarter ended June 30, 2020, was negative for Euro 158 million, mostly due to higher inventories and management actions to grant certain temporary, short-term payment extensions and early payments for commercial incentives to the dealer network. The long-term product development continued to be fueled with capital expenditures(11) of Euro 133 million. The prior year industrial free cash flow(1) was supported by the collection of the Ferrari Monza SP1 and SP2 advances.

Net Industrial Debt(1) as of June 30, 2020, was Euro 776 million, compared to Euro 401 million as of March 31, 2020. The increase versus March 31, 2020 was due to the cash impact of the Euro 209 million dividend distribution(12) as well as the negative impact of industrial free cash flow(1) for the quarter ended June 30, 2020. Lease liabilities per IFRS 16 as of June 30, 2020, were Euro 68 million.

As of June 30, 2020, total available liquidity was Euro 1,812 million (Euro 1,230 million as of March 31, 2020), including  undrawn committed credit lines of Euro 700 million as well as the proceeds from the issuance of Euro 650 million 1.50% notes on May 27, 2020, due in May 2025.

11.Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
12.In May 2020 the Company paid Euro 195 million out of the total dividend distribution to owners of the parent and the remaining balance, which relates to withholding taxes, is expected to be paid in the third quarter of 2020

Narrowed 2020 Guidance
The guidance for 2020 reflects better visibility and some refinements of the assumptions outlined on May 4, 2020:
•Continuing strong order book;
•Refinement of production schedule resulting in a recovery of some 500 cars partially offsetting the loss of approximately 2,000 units incurred during the plant shutdown;
•Delays in the full production ramp up of the SF90 Stradale, implying a softer mix;
•Delivery of engines to Maserati reflecting their current annual targets.

Unchanged assumptions:
•Formula 1 revenues continue to reflect the uncertainties regarding the remaining part of the 2020 calendar: so far 13 races confirmed, with most races expected to be held without the presence of fans;
•Substantial reduction in Brand activities turnover reflecting a slow recovery;
•SG&A and R&D spending reflects cost containment initiatives taken and prioritization based on medium term impact analysis;
•Capital expenditures for 2020 confirmed at approximately Euro 750 million;
•No further disruption from current pandemic has been considered.

Considering the aforementioned assumptions, the Group’s guidance for the year is narrowed as follows:

(€B, unless otherwise stated)	MAY 2020 GUIDANCE	NARROWED 2020 GUIDANCE
NET REVENUES	3.4-3.6	>3.4
ADJ. EBITDA (margin %)	1.05-1.20 31%-33%	1.075-1.125 31%-32.5%
ADJ. EBIT (margin %)	0.6-0.8 18%-22%	0.65-0.70 18.5%-20%
ADJ. DILUTED EPS (€)	2.4-3.1(3)	2.6-2.8(2)
IND. FCF	0.1-0.2	0.10-0.15

Second quarter 2020 highlights

Ferrari back at full capacity
On May 8, 2020, Ferrari factories in Maranello and Modena returned to full production, in line with the "Back on Track" program.

Scuderia Ferrari Mission Winnow and Italian Institute of Technology present FI5
On May 13, 2020, Scuderia Ferrari Mission Winnow and the Italian Institute of Technology joined forces to present FI5, a revolutionary low cost and lightweight pulmonary ventilator that can be used by hospitals around the world dealing with emergencies such as the current Covid-19 pandemic. The technical specification of FI5, the drawings, the firmware, software and list of components were made available as an open source project free of charge to all those wishing to produce the new ventilator.

Subsequent events

Ferrari Receives Equal Salary Certification
On July 2, 2020, Ferrari S.p.A. was awarded the Equal Salary Certificate in recognition of the same compensation amongst women and men for equivalent roles and jobs. This testifies to the Company’s continued commitment to creating an inclusive and diverse working environment while fostering career development for all.

Mugello Circuit to host Scuderia Ferrari’s 1000th Grand Prix
On July 10, 2020 it was announced that the Mugello racetrack will host a Formula 1 Grand Prix for the first time on the weekend of September 11 to 13, 2020, on the occasion of Scuderia Ferrari’s 1000th Grand Prix race.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “Narrowed 2020 Guidance” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the impact of the application of the new Formula 1 regulations (both financial and technical) progressively coming into effect from 2021 and 2022, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in growth and emerging market countries; the Group’s low volume strategy; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of the evolution of and response to the Covid-19 pandemic; the effects of Brexit; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems, including the Group’s ability to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2020	2019		2020	2019
134	173	Capital expenditures	323	308
77	86	of which capitalized development costs(13) (A)	143	151
122	140	Research and development costs expensed (B)	262	294
199	226	Total research and development (A+B)	405	445
44	30	Amortization of capitalized development costs (C)	85	61
166	170	Research and development costs as recognized in the consolidated income statement (B+C)	347	355

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

13.Capitalized as intangible assets

Total Net Revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2020 at			2020 at
2020	constant		2020	constant
	currency			currency
450	447	Cars and spare parts	1,238	1,226
20	20	Engines	53	53
83	83	Sponsorship, commercial and brand	172	172
18	18	Other	40	39
571	568	Total Net Revenues	1,503	1,490

For the three months ended	(Euro million)	For the six months ended
June 30,		June 30,
2020		2020
23	EBIT	243
23	Adjusted EBIT	243
2	Currency (including hedges)	11
21	EBIT at constant currency	232
21	Adjusted EBIT at constant currency	232

For the three months ended	(Euro million)	For the six months ended
June 30,		June 30,
2020		2020
124	EBITDA	441
124	Adjusted EBITDA	441
2	Currency (including hedges)	11
122	EBITDA at constant currency	430
122	Adjusted EBITDA at constant currency	430

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2020	2019	Change		2020	2019	Change
9	184	(175)	Net profit	175	364	(189)
3	46	(43)	Income tax expense	44	91	(47)
11	9	2	Net financial expenses	24	16	8
101	75	26	Amortization and depreciation	198	154	44
124	314	(190)	EBITDA	441	625	(184)

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2020	2019	Change		2020	2019	Change
124	314	(190)	EBITDA	441	625	(184)
-	-	-	Adjustments	-	-	-
124	314	(190)	Adjusted EBITDA	441	625	(184)
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2020	2019	Change		2020	2019	Change
23	239	(216)	EBIT	243	471	(228)
-	-	-	Adjustments	-	-	-
23	239	(216)	Adjusted EBIT	243	471	(228)
Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2020	2019	Change		2020	2019	Change
9	184	(175)	Net profit	175	364	(189)
-	-	-	Adjustments	-	-	-
9	184	(175)	Adjusted net profit	175	364	(189)

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the six months ended
June 30,				June 30,
2020	2019	Change		2020	2019	Change
0.05	0.97	(0.92)	Basic EPS	0.95	1.92	(0.97)
-	-	-	Adjustments	-	-	-
0.05	0.97	(0.92)	Adjusted basic EPS	0.95	1.92	(0.97)
0.04	0.96	(0.92)	Diluted EPS	0.94	1.91	(0.97)
-	-	-	Adjustments	-	-	-
0.04	0.96	(0.92)	Adjusted diluted EPS	0.94	1.91	(0.97)

Basic and diluted EPS(14)

For the three months ended			(Euro million, unless otherwise stated)	For the six months ended
June 30,				June 30,
2020	2019	Change		2020	2019	Change
9	183	(174)	Net profit attributable to the owners of the Company	175	361	(186)
184,748	187,409		Weighted average number of common shares (thousand)	184,864	187,544
0.05	0.97	(0.92)	Basic EPS (in Euro)	0.95	1.92	(0.97)
185,344	188,207		Weighted average number of common shares for diluted earnings per common share (thousand)	185,460	188,342
0.04	0.96	(0.92)	Diluted EPS (in Euro)	0.94	1.91	(0.97)

14.For the three and six months ended June 30, 2020 and 2019 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019
Debt	(2,757)	(2,141)	(2,090)
of which leased liabilities as per IFRS 16 (simplified approach)	68	72	60
Cash and cash equivalents	1,112	880	898
Net Debt	(1,645)	(1,261)	(1,192)
Net Debt of Financial Services Activities	(869)	(860)	(855)
Net Industrial Debt	(776)	(401)	(337)
Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 - Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the three and six months ended June 30, 2019 would result in an immaterial difference compared to the figures presented below. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three and six months ended June 30, 2020 and 2019.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2020	2019		2020	2019
(53)	299	Cash flow from operating activities	210	683
(133)	(173)	Investments in property, plant and equipment and intangible assets(11)	(307)	(308)
(186)	126	Free Cash Flow	(97)	375
(28)	(13)	Free Cash Flow from Financial Services Activities	(12)	(46)
(158)	139	Free Cash Flow from Industrial Activities(15)	(85)	421

15.Free cash flow from industrial activities for the three and six months ended June 30, 2020 includes Euro 14 million related to withholding taxes, which are expected to be paid in Q3 2020. Free cash flow from industrial activities for the three and six months ended June 30, 2019 includes Euro 12 million related to withholding taxes, which were paid in Q3 2019.

On August 3, 2020, at 3.00 p.m. CEST, management will hold a conference call to present the Q2 2020 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number:
64060977